EXHIBIT 99.80

Execution Version

PRETIUM RESOURCES INC.

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COMPUTERSHARE TRUST COMPANY OF CANADA

WARRANT INDENTURE

Dated as of April 8, 2011

Table of Contents

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Gender	7
1.3	Interpretation Not Affected by Headings, etc.	7
1.4	Day Not a Business Day	7
1.5	Time of the Essence	7
1.6	Applicable Law	7
1.7	Currency	7
1.8	Determining the Number of Outstanding Warrants	7
1.9	Language Clause	8

ARTICLE 2 ISSUE OF WARRANTS		8
2.1	Issue and Term of Warrants	8
2.2	Form of Warrant Certificates; U.S. Restrictions	9
2.3	Signing of Warrant Certificates	11
2.4	Certification by the Warrant Agent	11
2.5	Book-Based System Warrants	12
2.6	Warrantholder Not a Shareholder, etc.	13
2.7	Issue in Substitution for Lost Warrant Certificates	13
2.8	Warrants to Rank Pari Passu	13
2.9	Registration and Transfer of Warrants	14
2.10	Registers Open for Inspection	15
2.11	Exchange of Warrant Certificates	15
2.12	Ownership of Warrants	15
2.13	Adjustment of Exchange Basis	16
2.14	Rules Regarding Calculation of Adjustment of Exchange Basis	20
2.15	Postponement of Subscription	22
2.16	Notice of Adjustment	23
2.17	No Action after Notice	23
2.18	Optional Purchases by the Corporation	23
2.19	Protection of Warrant Agent	24
2.20	Cancellation of Warrant Certificates	24
2.21	Reliance by Warrant Agent	24

ARTICLE 3 EXERCISE OF WARRANTS		25
3.1	Method of Exercise of Warrants	25
3.2	Partial Exercise of Warrants	27
3.3	Disbursement of Monies	27

3.4	Effect of Exercise of Warrants	27
3.5	Subscription for Less Than Entitlement	28
3.6	Expiration of Warrants	28

ARTICLE 4 COVENANTS FOR WARRANTHOLDERS’ BENEFIT		29
4.1	General Covenants	29
4.2	Securities Filing Requirements	30
4.3	Warrant Agent’s Remuneration and Expenses	31
4.4	Performance of Covenants by Warrant Agent	31

ARTICLE 5 ENFORCEMENT		32
5.1	Suits by Warrantholders	32
5.2	Immunity of Shareholders, etc.	32
5.3	Limitation of Liability	32

ARTICLE 6 MEETINGS OF WARRANTHOLDERS		32
6.1	Conduct of Meetings	32
6.2	Resolutions	34
6.3	Powers Exercisable by Extraordinary Resolution	34
6.4	Declaration by Chairman of Result of Vote	36
6.5	Resolution In Writing	36
6.6	Minutes	36
6.7	Persons Who May Attend	36
6.8	Holdings by the Corporation and Subsidiaries Disregarded	36

ARTICLE 7 SUPPLEMENTAL INDENTURES		37
7.1	Supplemental Indentures	37
7.2	Successor Body Corporate Substituted	38

ARTICLE 8 WARRANT AGENT		38
8.1	Rights and Duties of Warrant Agent	38
8.2	Evidence, Experts and Advisers	39
8.3	Limitation of Warrant Agent’s Duties	40
8.4	Conflict of Interest	41
8.5	Warrant Agent May Deal in Warrants	41
8.6	Warrant Agent Not Required to Give Security	42
8.7	Counsel Fees Need Not Be Taxed	42
8.8	Authority to Carry on Business	42
8.9	Indemnification	42
8.10	General	42
8.11	Privacy	44
8.12	Acceptance of Obligations	44

8.13	Warrant Agent Not to be Appointed Receiver	44
8.14	Documents, Monies, Etc. Held by Warrant Agent	44
8.15	Application of Section	45

ARTICLE 9 GENERAL		45
9.1	Notice to the Corporation and the Warrant Agent	45
9.2	Notice to the Warrantholders	46
9.3	Mail Service Interruption	46
9.4	Counterparts and Formal Date	46
9.5	Satisfaction and Discharge of Indenture	47
9.6	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders	47
9.7	Indenture to Prevail	47
9.8	Force Majeure	47
9.9	Assignment	47

ARTICLE 10 ANTI-MONEY LAUNDERING		48
10.1	Anti-money Laundering	48

SCHEDULE “A”		1

SCHEDULE “B”		1

SCHEDULE “C”		1

SCHEDULE “D”		1

THIS WARRANT INDENTURE made as of April 8, 2011. BETWEEN:

PRETIUM RESOURCES INC., a corporation incorporated under the laws of British Columbia,

(hereinafter called the “Corporation”),

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COMPUTERSHARE TRUST COMPANY OF CANADA a trust company incorporated under the laws of Canada and authorized to carry on business in all provinces of Canada,

(hereinafter called the “Warrant Agent”),

WHEREAS the Selling Shareholder (as herein defined) proposes to offer and sell, by way of a secondary offering to the public, up to 11,500,000 units of the Corporation, (the “Units”), each Unit consisting of one Common Share (as herein defined) owned by the Selling Shareholder and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”), where each Warrant will entitle the holder thereof to purchase one Common Share at a price of $12.50 per share at any time prior to 4:00 p.m. (Vancouver time) on April 7, 2012, upon the terms and conditions herein set forth;

AND WHEREAS the Corporation is not entitled to any proceeds from the Secondary Offering (as herein defined), including from the sale of the Units and the exercise of the Warrants, except as otherwise provided herein, but it has determined that it is in the best interests of its shareholders as a whole, subject to the provisions and indemnities provided for in the Delivery Agreement (as herein defined), to create and issue the Warrants;

AND WHEREAS the Selling Shareholder has agreed with the Corporation under the Delivery Agreement to deliver sufficient Common Shares owned by the Selling Shareholder for delivery upon exercise of Warrants by a Warrantholder (as herein defined), either to such Warrantholder or to the Corporation for cancellation upon issuance and delivery by the Corporation of Common Shares to such Warrantholder;

AND WHEREAS as security for its obligation to deliver Common Shares under the Delivery Agreement, the Selling Shareholder has agreed to pledge in favour of the Corporation, an aggregate of up to 5,750,000 Common Shares and to deliver the certificates evidencing such Common Shares to the Agent (as herein defined) for the benefit of the Warrantholders and the Corporation, as set forth in the Delivery Agreement;

AND WHEREAS in the event the Selling Shareholder is unable to deliver, or cause to be delivered, Common Shares to the Warrant Agent upon due exercise of Warrants by a Warrantholder, the Corporation shall issue, or cause to be delivered, Common Shares to the Warrant Agent for delivery to such Warrantholder as provided in this Indenture;

AND WHEREAS the Corporation has reserved a sufficient number of Common Shares to meet its delivery obligations upon exercise of the Warrants in the event that the Selling Shareholder is unable to deliver, or cause to be delivered, sufficient Common Shares upon the due exercise of the Warrants;

AND WHEREAS the Corporation is duly authorized to create and issue the Warrants;

AND WHEREAS all things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not the Warrant Agent;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1       Definitions

In  this  Indenture,  unless  there  is  something  in  the  subject  matter  or  context  inconsistent therewith, the following phrases and words have the respective meanings indicated opposite them as follows:

“Agent” means Computershare Trust Company of Canada in its capacity as agent under the Delivery Agreement, and its lawful successors from time to time;

“Auditors”  means  the  chartered  accountant  or  firm  of  chartered  accountants  duly appointed as auditor or auditors of the Corporation from time to time;

“Business Day” means a day which is not a Saturday, Sunday, or civic or statutory holiday in the City of Vancouver, British Columbia, or a day on which the Warrant Agent is not open for business in the City of Vancouver, British Columbia;

“Capital Reorganization” has the meaning ascribed thereto in subsection 2.13(d); “CDS” has the meaning ascribed thereto in subsection 2.5(a);

“CDS Participant” has the meaning ascribed thereto in subscription 2.5(c);

“Closing Date” means April 8, 2011 or such later date, but not later than May 16, 2011;

“Common  Share  Reorganization” has  the  meaning  ascribed  thereto  in  subsection
2.13(a);

“Common Shares” means fully paid and non-assessable common shares in the capital of the Corporation;

“Corporation” means Pretium Resources Inc., a corporation governed by the laws of British Columbia and its lawful successors from time to time;

“Counsel” means a barrister or solicitor or a firm of barristers and/or solicitors (who may be counsel for the Corporation) acceptable to the Warrant Agent, acting reasonably;

“Current Market Price” in respect of a Common Share at any date means the weighted average price per share for the 20 consecutive Trading Days ending on the fifth Trading Day before such date on the TSX or, if the Common Shares are not then listed on the TSX, then on such other stock exchange on which the Common Shares are then listed as may be selected by the directors of the Corporation or, if the Common Shares are not then listed on a stock exchange, on the over-the-counter market; the weighted average price shall be determined by dividing the aggregate of the sales prices of all such shares sold on such exchange or market, as the case may be, during the said 20 consecutive Trading Days by the total number of shares so sold; provided that, if there is no market for the Common Shares during all or part of such period during which the Current Market Price thereof would otherwise be determined, the Current Market Price in respect of a Common Share shall in respect of all or such part of the period be determined by a nationally recognized accounting firm chosen by the Corporation in its sole discretion;

“Delivery Agreement” means the agreement among the Selling Shareholder, the Corporation and the Agent dated as of the date hereof setting out, among other things, the obligation of the Selling Shareholder to deliver Common Shares on exercise of the Warrants;

“Director” means a director of the Corporation for the time being, and unless otherwise specified herein, reference to “action by the directors” means action by the directors of the Corporation as a board or, whenever duly empowered, action by a committee of such board;

“Dividends Paid in the Ordinary Course” means such dividends whether (payable in cash or securities, property or assets of equivalent value) paid on the Common Shares in any fiscal year of the Corporation to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

(a)	10% of the aggregate amount or value of the dividends paid by the Corporation on its Common Shares in the 12 consecutive months ended immediately prior to the first day of such fiscal year;

(b)
25% of the consolidated net earnings of the Corporation before extraordinary items and after dividends paid on any and all special shares of the Corporation for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be shown in the audited financial statements of the Corporation for such 12 month period, or if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recently completed audited consolidated financial statements of the Corporation); and

(c)	10% of the Shareholder’s Equity,

and for such purpose the value of any dividends paid in other than cash or securities shall be the fair market value of such dividends as determined by the Directors;

“Exchange Basis” means, as at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the Warrants pursuant to the provisions of this Indenture;

“Exercise Date” with respect to any Warrant means the date on which such Warrant is surrendered to the Warrant Agent for exercise in accordance with the provisions of Article 3 hereof;

“Exercise Notice” has the meaning ascribed thereto in subsection 3.1(b);

“Extraordinary Resolution” means, in respect of a matter to be considered by holders of Warrants, a resolution (i) passed at a meeting of the holders of Warrants duly convened and  held  in  accordance  with  the  provisions  of  this  Indenture,  and  passed  by  the affirmative vote of holders of Warrants representing not less than 66-2/3% of the aggregate number of then outstanding Warrants represented at such meeting and voting on the poll upon such resolution, or (ii) an instrument or instruments in writing signed by the holders of Warrants representing not less than 66-2/3% of the aggregate number of Warrants then outstanding;

“Global Warrant Certificate” has the meaning ascribed thereto in subsection 2.5(a); “Initial Purchaser” means the person who acquired the Warrants as part of the original offering of the Units of which the Warrants were a part; “NASDAQ” means the NASDAQ Global Market;

“Over-Allotment  Option”  means  the  option  granted  to  the  underwriters  to  the Secondary Offering to acquire additional Units pursuant to the Secondary Offering;

“person” includes an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

“Pledged Shares” means the up to 5,750,000 Common Shares which are held by the Selling Shareholder and are pledged or agreed to be pledged by the Selling Shareholder in favour of the Corporation under the Delivery Agreement, together with all rights pertaining thereto as well as all fruits and revenues they may produce, including the shares,   securities   or   other   property   attributable   to   the   Pledged   Shares   that   a Warrantholder may also be entitled to receive upon exercise of Warrants as a result of any adjustments made to the subscription rights of a Warrantholder pursuant to Article 2 of this Indenture;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed thereto in subsection 2.13(b); “Rights Offering Price” has the meaning ascribed thereto in subsection 2.14(b);

“Rights Period” has the meaning ascribed thereto in subsection 2.13(b); “Secondary Offering” means the offering of Units at a price of 10.00 per Unit;

“Section”, “subsection” and “clause” followed by a number mean and refer to the specified Article, Section, subsection or clause of this Indenture;

“Selling Shareholder” means Silver Standard Resources Inc. and its lawful successors from time to time;

“Shareholder” means a holder of record of one or more Common Shares;

“Shareholder’s Equity” means the aggregate of share capital, retained earnings and any and all surplus accounts and reserves, minus deficit, as evidenced on the audited financial statements of the Corporation for the most recently ended fiscal year;

“Special Distribution” has the meaning ascribed thereto in subsection 2.13(c);

“Subject  Securities”  means  the  Common  Shares  deliverable  or  issuable  upon  the exercise of the Warrants, including the shares or other securities or property deliverable or issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof;

“Subsidiary” has the meaning ascribed to such term in the Business Corporations Act (British Columbia);

“Successor Corporation” has the meaning ascribed thereto in Section 7.2;

“this Warrant Indenture”, “this Indenture”, “herein”, “hereby”, and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto;

“Time of Expiry” means 4:00 p.m. (Vancouver, British Columbia time) on April 7, 2012;

“Trading Day” means any day on which the TSX or NASDAQ (or such other exchange on which the Common Shares are listed and which forms the primary trading market for the Common Shares) is open for trading;

“Transfer Agent” means the transfer agent or agents for the time being of the Common Shares;

“Transfer  Form”  means  a  written  instrument  of  transfer  in  connection  with  the Warrants, substantially in the form attached to the Warrant Certificate; “TSX” means The Toronto Stock Exchange;

“U.S. Person” means a “U.S. person” as that term is defined in Regulation S; “U.S. Securities Act” means the Securities Act of 1933, as amended;

“United States” means the “United States” as that term is defined in Regulation S;

“Warrants” means up to 5,750,000 common share purchase warrants, entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole common share purchase warrant upon the payment of the Warrant Exercise Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof;

“Warrant Agent” means Computershare Trust Company of Canada, a trust company governed by the laws of Canada, and any successor thereto appointed hereunder from time to time;

“Warrant Certificate” means a certificate substantially in the form set forth in Schedule “A” and Schedule “B” hereof, as applicable, subject to Section 2.2 hereof, evidencing the Warrants issued and certified hereunder and for the time being outstanding;

“Warrant Exercise Price” means $12.50 for each Common Share, subject to adjustment in accordance with the provisions of this Indenture;

“Warrantholder” or “holder” means a person whose name is entered for the time being in the register maintained pursuant to subsection 2.9;

“Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate at least 50% of the aggregate number of Common Shares deliverable or issuable on the exercise of all of the then outstanding Warrants, which requests the Warrant Agent to take some action or proceeding specified therein; and

“Written Order of the Corporation”, “Written Request of the Corporation”, “Written Consent of the Corporation”, “Certificate of the Corporation” and any other document required to be signed by the Corporation means, respectively, a written order, request, consent, certificate or other document signed in the name of the Corporation by any director or officer of the Corporation and such document may consist of one or more instruments so executed.

1.2       Gender

Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3       Interpretation Not Affected by Headings, etc.

The division of this Indenture into Articles, Sections, subsections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrant Certificate.

1.4       Day Not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5       Time of the Essence

Time shall be of the essence in all respects in this Warrant Indenture, the Warrants and the Warrant Certificates.

1.6       Applicable Law

This Indenture, the Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.7       Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in Canadian dollars.

1.8       Determining the Number of Outstanding Warrants

Every  Warrant  or  any  fraction  thereof  represented  by  a  Warrant  Certificate  certified  and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled  or  delivered  to  the  Warrant  Agent  for  cancellation  or  until  the  Time  of  Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 2.7 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.9       Language Clause

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in English. Les parties aux présentes confirment que c’est leur volonté que la présente convention de même que tous les documents, y compris les avis s’y rattachant, soient rédigés en anglais.

ARTICLE 2
ISSUE OF WARRANTS

2.1       Issue and Term of Warrants

(a)
A total of up to 5,750,000 Warrants entitling the registered holders thereof to acquire up to 5,750,000 Common Shares are hereby created and authorized to be issued hereunder upon the terms and conditions herein set forth and shall be executed by the Corporation and certified by or on behalf of the Warrant Agent upon the Written Order of the Corporation and delivered by the Corporation in accordance with Sections 2.3 and 2.4.

(b)
Each whole Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to Sections 2.13 and 2.14), upon due exercise and upon the due execution of the notice of exercise endorsed on the reverse side of the Warrant Certificate or other instrument in such form as the Warrant Agent and/or the Corporation may from time to time prescribe and upon payment of the Warrant Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of Sections 2.13 and 2.14, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture. The Warrant Agent acknowledges that, pursuant to the Delivery Agreement, the Selling Shareholder has irrevocably agreed to deliver the Pledged Shares for delivery to the Warrantholders upon the due exercise of Warrants.

(c)
In the manner and pursuant to the procedures set out in the Delivery Agreement, and notwithstanding anything to the contrary in this Indenture, in the event that the Selling Shareholder is unable to deliver Common Shares (or other securities or property deliverable or issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof) to the Warrant  Agent,  upon  due  exercise  of  Warrants  as  provided  herein,  the Corporation shall issue and deliver, or cause to be delivered, to the Warrant Agent such number of Common Shares (or other securities or property deliverable or issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof) as are required to be delivered to Warrantholders upon due exercise of Warrants, and the Warrant Agent shall deliver such Common Shares (or other securities or property deliverable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof) to the Warrantholder.  Notwithstanding any other provision of this Indenture, the Warrant Agent shall remit to the Agent, for the benefit of the Corporation, forthwith following the date of receipt, all monies received in payment of the Warrant Exercise Price in respect of Warrants for which the Corporation shall have delivered or issued Common Shares (or other securities or property deliverable or issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof) under Section 2.1(c).

(d)
The Warrant Agent understands and acknowledges that the Warrants and the Common Shares deliverable upon the exercise thereof have not been and will not be registered under the U.S. Securities Act, provided, however, that such understanding and acknowledgement shall not detract from or in any way lessen or diminish the obligations of the Warrantholders, and the transferors and transferees of Warrants, to comply with all applicable laws with respect to the transfer, trade, disposition, sale or acquisition of the Warrants.

2.2           Form of Warrant Certificates; U. S. Restrictions

(a)
The Warrant Certificates for the Warrants shall be substantially in the form set forth in Schedule “A” hereto or, if issued to, or for the account or benefit of, a person in the United States or a U.S. Person, substantially in the form set forth in Schedule “B” hereto, subject in all cases to the provisions of this Indenture, with such additions, variations and changes as may from time to time be agreed upon by the Warrant Agent and the Corporation, and shall be dated as of the Closing Date (regardless of their actual dates of issue), and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Corporation may determine. No change in the form of the Warrant Certificate shall be required by reason of (i) any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities which may be acquired pursuant to the Warrants; or (ii) any adjustment in the Warrant Exercise Price made pursuant to section 2.12 hereof.

(b)
Each Warrant Certificate issued to, or for the account or benefit of, a person in the United States or a U.S. Person, as well as all certificates issued in exchange for or in substitution of or on transfer of the securities represented by such Warrant Certificate will bear a legend to the following effect:

“THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES DELIVERABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT.

THE HOLDER HEREOF, BY PURCHASING SUCH WARRANT, AGREES  FOR  THE  BENEFIT  OF  PRETIUM  RESOURCES  INC. THAT SUCH WARRANT MAY BE OFFERED, SOLD OR OTHERWISE  TRANSFERRED  ONLY  (A)  TO  PRETIUM RESOURCES INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144A OR RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO PRETIUM RESOURCES INC.”

provided that, if any such Warrants are being sold in accordance with Rule 904 of Regulation S, and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of transfer, the legend may be replaced by the legend in subsection 2.2(c) by providing a declaration to the Warrant Agent substantially in the form of Schedule “D” hereto (or as the Corporation may prescribe from time to time):

(c)
Each Warrant Certificate originally issued to a person, other than a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of or on transfer of the securities represented by such Warrant Certificate will bear a legend to the following effect:

“THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").   THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.   AS USED HEREIN, THE TERMS "UNITED  STATES"  AND  "U.S.  PERSON"  HAVE  THE  MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.”

(d)	Each Warrant Certificate, as well as all certificates issued in exchange for or in substitution or on transfer of such Warrant Certificate, will bear legends to the following effect:

“THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE PRIOR  TO  4:00  P.M.  (VANCOUVER  TIME)  ON  APRIL  7,  2012, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.”

(e)
The Warrant Agent shall, upon receipt of an executed declaration for removal of legend in the form set forth above in subsection 2.2(b) and any additional documentation required by the Corporation or the Warrant Agent, issue a new Warrant Certificate replacing the legend set forth in subsection 2.2(b) with the legend set forth in subsection 2.2(c) within five Business Days thereof; and

(f)	The Warrant Agent shall maintain a list of all registered holders of Warrant Certificates, including Warrant Certificates bearing the legend set forth in this Section 2.2.

2.3       Signing of Warrant Certificates

The Warrant Certificates shall be signed on behalf of the Corporation by either of the Chief Executive Officer or the Chief Financial Officer of the Corporation, or as prescribed by resolution of the board of directors of the Corporation, subject to delivery to the Warrant Agent of a certified copy of such resolution and a certificate of incumbency relating to those persons authorized thereunder. The signature of such officers may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that a person whose manual or facsimile signature appears on any Warrant Certificate as such officer may no longer hold office at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.4, be valid and binding upon the Corporation, and the registered holder thereof shall be entitled to the benefits of this Indenture.

2.4       Certification by the Warrant Agent

(a)
No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefits hereof or thereof, until it has been certified by manual signature by or on behalf of the Warrant Agent in the form of the certificate set out in Schedule “A” or Schedule “B”, as applicable, and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(b)
The  certification  of  the  Warrant  Agent  on  the  Warrant  Certificates  issued hereunder shall not be construed as a representation or warranty by the Warrant Agent  as  to  the  validity  of  this  Indenture  or  the  Warrants  (except  the  due execution by the Warrant Agent of the Indenture and the due certification of the Warrants) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

2.5           Book-Based System Warrants

(a)
Except as described below, and except for Warrants issued to or for the account or benefit of, persons in the United States or U.S. Persons, registration of interests in and transfers of Warrants shall be made only through the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”). Other than for those Warrants issued to, or for the account or benefit of, persons in the United States or U.S. Persons, the Warrants will be evidenced by global Warrant Certificate(s) (the “Global Warrant Certificate”) for an amount representing the aggregate number of such Warrants outstanding from time to time.

(b)
Subject  to  paragraph  (a)  above,  on  completion  of  the  Secondary  Offering,  a Global Warrant Certificate evidencing the aggregate number of Warrants issued pursuant to the Secondary Offering shall be delivered to CDS. If the Over- Allotment Option is exercised, such Global Warrant Certificate will be replaced with a substitute Global Warrant Certificate to reflect the aggregate number of Warrants issued pursuant to the Secondary Offering, including the additional Warrants issued pursuant to such exercise.

(c)
Transfers  of  beneficial  ownership  in  any  Warrant  represented  by  a  Global Warrant Certificate will be effected only (i) with respect to the interest of a CDS participant (a “CDS Participant”), through records maintained by CDS or its nominee for such Global Warrant Certificate, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants.

(d)
The rights of beneficial owners of Warrants shall be limited to those established by applicable law and agreements between CDS and CDS Participants and between such CDS Participants and beneficial owners of Warrants and must be exercised through a CDS Participant in accordance with the rules and procedures of CDS.

(e)
Notwithstanding  anything  in  this  Warrant  Indenture  in  terms  of  any  Global Warrant Certificate, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)
the records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any Global Warrant Certificate (other than CDS or its nominee);

(ii)	maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest; or

(iii)
any advice or representation made or given by CDS or those contained in this Indenture that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

2.6       Warrantholder Not a Shareholder, etc.

The holding of a Warrant shall not be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.7       Issue in Substitution for Lost Warrant Certificates

(a)
In case any of the Warrant Certificates issued or certified under this Warrant Indenture shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law, and subsection 2.7(b), shall issue, and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like date and tenor (and including the applicable legends as outlined in subsection 2.2) as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(b)
The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.7 shall bear the reasonable cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their discretion, acting reasonably, and such applicant may also be required to furnish an indemnity and surety bond in an amount and form satisfactory to the Corporation and the Warrant Agent in their respective discretion, acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.8       Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the actual date of issue of the Warrant Certificates by which they are evidenced.

2.9       Registration and Transfer of Warrants

(a)	The Corporation will cause to be kept by the Warrant Agent at its principal office in the City of Vancouver, in the Province British Columbia:

(i)	a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

(ii)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(b)
No  transfer  of  any  Warrant,  other  than  transfers  of  the  beneficial  interest  in Warrants represented by a Global Warrant Certificate, will be valid unless entered on the register of transfers referred to in subsection 2.9(a) hereof, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in the form of the Transfer Form attached to the Warrant Certificate or such other form satisfactory to the Warrant Agent and the Corporation executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in a form and execution satisfactory to the Warrant Agent, and, upon compliance with such reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(c)
The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 2.9(b) hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 2.9(a) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(d)
The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.9(a) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction, provided, however in the absence of notice by the Corporation of any such violation, the Warrant Agent may rely, without liability, upon any confirmation of compliance with all applicable securities laws and requirements or regulatory requirements delivered pursuant to subsection 2.9(b) hereof.

(e)
If a Warrant Certificate tendered for transfer bears the legend set forth in section 2.2(b), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and (A) the transfer is made to the Corporation or (B) a declaration to the effect set forth in subsection 2.2(b), or in such other form as the Corporation may from time to time prescribe, is delivered to the Warrant Agent.  Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 2.9(e) shall bear the legend as set forth in section 2.2(c).

(f)
If the Warrant Certificate tendered for transfer does not bear the legend set forth in subsection 2.2(b), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and a certificate stating that the transfer is being made, and the offer of the securities being transferred was made, to a person not in the United States and that is not a U.S. Person.  Notwithstanding the foregoing, the Warrant Agent shall not register such transfer if the Warrant Agent has reason to believe that the transferee is a person  in  the  United  States  or  a  U.S.  Person  or  is  acquiring  the  Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person.   Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 2.9(f) shall bear the legend set forth in subsection 2.2(c).

2.10     Registers Open for Inspection

The Warrant Agent shall, from time to time when requested to do so in writing by the Corporation,  furnish  the  Corporation  with  a  list  of  the  names  and  addresses  of holders  of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Subject Securities which might then be acquired upon the exercise of the Warrants held by each such holder.

2.11     Exchange of Warrant Certificates

(a)
Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate the same number of Warrants. The Corporation shall sign and the Warrant Agent shall certify, in accordance with Sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein. Warrant Certificates exchanged for Warrant Certificates that bear the legend set forth in section 2.2(b) or 2.2(c) shall bear the same legend.

(b)
Warrant Certificates may be exchanged only at the principal office of the Warrant Agent in the City of Vancouver, or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

2.12     Ownership of Warrants

The Corporation and the Warrant Agent shall be entitled to treat the registered holder of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes, and neither the Corporation nor the Warrant Agent shall be charged with notice of or be bound to see to the execution of any trust whether express, implied or constructive, in respect of any Warrants except where the Corporation or the Warrant Agent is required to take notice by applicable law or by order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof.

2.13     Adjustment of Exchange Basis

(a)
In this section 2.13, the terms “record date” and “effective date” where used herein shall mean the close of business on the relevant date. Subject to section 2.14, the Exchange Basis shall be subject to adjustment from time to time in the events and in the manner provided and as follows:

(i)	If and whenever at any time after the date hereof and prior to the Time of Expiry the Corporation shall:

(A)
issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course or a distribution of Common Shares upon exercise of the Warrants (or for greater clarity, pursuant to the exercise of director, officer or employee stock options granted under stock option plans of the Corporation or the exercise of other warrants, special warrants or other convertible securities outstanding or issued from time to time by the Corporation));

(B)	subdivide, redivide or change its then outstanding Common Shares into a greater number of shares; or

(C)	reduce, combine or consolidate its then outstanding CommonShares into a lesser number of shares,

(any of such events in these clauses A, B or C being called a “Common Share Reorganization”), then the Exchange Basis shall be adjusted effective  immediately  after  the  record  date  at  which  the  holders  of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(1)
the numerator of which shall be the number of Common Shares outstanding immediately after giving effect to such Common  Share  Reorganization  (including,  in  the  case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable); and

(2)	the denominator of which shall be the number of Common Shares outstanding on such record date before giving effect to such Common Share Reorganization.

The resulting product, adjusted to the nearest l/l00th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. To the extent that any adjustment in the Exchange Basis occurs pursuant to this subsection 2.13(a) as a result of the fixing by the Corporation of a record   date   for   the   distribution   of   securities   exchangeable   for   or convertible into Common Shares and the Common Share Reorganization does  not  occur  or  any  conversion  or  exchange  rights  are  not  fully exercised, the Exchange Basis shall be readjusted immediately after the expiry of any relevant exchange or conversion right or the termination of the Common Share Reorganization, as the case may be, to the Exchange Basis that would then be in effect, based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(b)
If and whenever at any time after the date hereof and prior to the Time of Expiry, the Corporation shall fix a record date to distribute to all or substantially all of the holders of Common Shares, rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for  such  issue  (the  “Rights  Period”), to  subscribe  for  or  purchase  Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share at the date of issue of such securities to the holder in the case of securities exchangeable for or convertible into Common Shares) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis shall be adjusted effective immediately after the record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, warrants or options under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, warrants or options, if any), and

(ii)	the denominator of which shall be the aggregate of:

(A)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(B)	a number determined by dividing

(1)
the amount equal to the aggregate consideration payable on the exercise of all of the rights, warrants and options under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or  convertible  securities  issued  upon  exercise  of  such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options);

by

(2)	the Current Market Price of the Common Shares as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest l/l00th, shall thereafter be the Exchange Basis until further adjusted in accordance with this Article 2. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering, less than all of such securities have been exchanged or converted into Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares.

(c)
If and whenever at any time after the date hereof and prior to the Time of Expiry the Corporation shall fix a record date for the issue or distribution to all or substantially all the holders of the Common Shares of:

(i)	shares of the Corporation of any class other than Common Shares;

(ii)
rights, options or warrants (other than rights, options or warrants issued pursuant to a Rights Offering) to acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or other assets or the Corporation;

(iii)	evidences of indebtedness; or

(iv)	cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering, (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date, and

(B)	the denominator of which shall be:

(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(2)
the fair market value, as determined by action by the board of directors of the Corporation, acting reasonably and in good faith (whose determination shall be conclusive), subject to the prior written consent of the TSX (if required), to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or otherassets    issued    or    distributed    in    the    Special Distribution,

provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest l/l00th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

(d)
If and whenever at any time after the date hereof and prior to the Time of Expiry there shall be a reclassification of Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other entity (other than a consolidation,amalgamation   or   merger   which   does   not   result   in   any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer (other than to a subsidiary of the Corporation) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), any Warrantholder who thereafter  shall  exercise  his  right  to  receive  Common  Shares  pursuant  to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Subject Securities to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Subject Securities to which such holder was theretofore entitled upon exercise. If determined appropriate by the Warrant Agent, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 shall thereafter correspondingly be made applicable as nearly as may reasonably be  in  relation  to  any  shares,  other  securities  or  other  property  thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the Directors and by the Warrant Agent and entered into pursuant to the provisions of this Indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(e)	Forthwith upon the occurrence of any of the events referred to in the preceding subsections above, the Corporation shall:

(i)	file with the Warrant Agent a Certificate of the Corporation specifying the required adjustment; and

(ii)	give notice to the Warrantholders of the required adjustment.

(f)
Subject to the prior written consent of the TSX, if required, any adjustment to the Exchange Basis as set forth herein shall also include a corresponding adjustment to  the  Warrant  Exercise  Price  which  shall  be  calculated  by  multiplying  the Warrant Exercise Price by a fraction: (i) the numerator of which shall be the Exchange Basis prior to the adjustment; and (ii) the denominator of which shall be the Exchange Basis after the adjustment.

2.14           Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of Section 2.13:

(a)
The  adjustments  provided  for  in  Section  2.13  shall  be  cumulative  and  such adjustments shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 2.14.

(b)
If the purchase price provided for in any Rights Offering (the “Rights Offering Price”) is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 2.13(b) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of Section 2.13.

(c)
No adjustment in the Warrant Exercise Price or the Exchange Basis will be required  to  be  made  unless  the  cumulative  effect  of  such  adjustment  or adjustments would change the Warrant Exercise Price by at least 1% or the Exchange Basis by at least one-one hundredth of a Common Share provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(d)
No adjustment in the Exchange Basis shall be made in respect of any event described in Section 2.13, other than the events referred to in paragraphs (B) and (C) of subsection (a) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, such participation being subject to the prior written consent of the TSX, if necessary.

(e)
No adjustment in the Exchange Basis shall be made pursuant to Section 2.13 in respect of the issue from time to time of Common Shares purchasable on exercise of the Warrants or in respect of the issue from time to time of a Dividend Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue shall be deemed not to be a Common Share Reorganization.

(f)
If a dispute shall at any time arise with respect to adjustments provided for in Section   2.13,   such   dispute   shall,   absent   manifest   error,   be   conclusively determined by the Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Directors and any further determination, absent manifest error, shall be binding upon the Corporation, the Warrant Agent and the Warrantholders, subject to the prior written consent of the TSX. The Corporation shall ensure the Auditors are given full access to all necessary records as they may require.

(g)
If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to  such  shareholders  of  any  such  dividend,  distribution,  or  subscription  or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution,  or  subscription  or  purchase  rights,  then  no  adjustment  in  the Exchange Basis shall be required by reason of the setting of such record date.

(h)
In the absence of a resolution of the Directors fixing a record date for a Rights Offering or Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(i)
As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Corporation shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(j)
In case the Corporation, after the date hereof, shall take any action affecting any Common Shares, other than an action described in Section 2.13, which in the opinion of the Directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exchange Basis and/or the Warrant Exercise Price shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting reasonably and in good faith, may determine to be equitable in the circumstances, subject to the prior written consent of the TSX. Failure of the taking of action by the Directors so as to provide for an adjustment in the Exchange Basis and/or the Warrant Exercise Price prior to the effective date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances.

(k)	The Warrant Agent shall be entitled to rely on any adjustment calculations prepared by the Corporation or its Auditors.

2.15     Postponement of Subscription

In any case where the application of Section 2.13 results in an increase in the number of Subject Securities which are deliverable or issuable upon the exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of the event, the Corporation may postpone the delivery or issuance to the Warrantholder of the Subject Securities to which he is entitled by reason of such adjustment but such Subject Securities shall be so issued and delivered to that holder upon completion of that event, with the number of such Subject Securities calculated on the basis of the number of Subject Securities on the date that the Warrant was exercised adjusted for completion of that event and the Corporation shall deliver or issue to the person or persons in whose name or names the Subject Securities are to be delivered or issued an appropriate instrument evidencing the right of such person or persons to receive such Subject Securities and the right to receive any dividends or other distributions which, but for the provisions of this Section 2.15, such person or persons would have been entitled to receive in respect of such Subject Securities from and after the date that the Warrant was exercised in respect thereof.

2.16     Notice of Adjustment

(a)	At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to Section 2.13, the Corporation shall:

(i)
file with the Warrant Agent a Certificate of the Corporation specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(ii)	give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(b)	In case any adjustment for which a notice in subsection (a) of this Section 2.16 has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

(i)           file with the Warrant Agent a computation of such adjustment; and

(ii)           give notice to the Warrantholders of the adjustment.

(c)
The Warrant Agent may rely upon certificates and other documents filed by the Corporation pursuant to this section for all purposes of the adjustment. The Corporation shall take any reasonable corporate action which may, in the opinion of counsel, be necessary to ensure that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue the Common Shares to which a Warrantholder is entitled upon the exercise of their Warrants in accordance with this Indenture as fully paid and non-assessable Common Shares.

2.17     No Action after Notice

The Corporation covenants with the Warrant Agent that it will not take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in paragraph (ii) of Subsection 2.16(a) and 2.16(b).

2.18     Optional Purchases by the Corporation

Subject to applicable law, the Corporation may, at any time and from time to time, purchase on any stock exchange (if then listed), in the open market, by invitation for tender, by private contract or otherwise any of the Warrants, on such terms as the Corporation may determine. All Warrants purchased pursuant to the provisions of this Section 2.18 shall be forthwith delivered to and cancelled by the Warrant Agent and shall not be reissued. If required by the Corporation, the Warrant Agent shall furnish the Corporation with a certificate as to such cancellation.

2.19     Protection of Warrant Agent

The Warrant Agent shall not:

(a)
at  any  time  be  under  any  duty  or  responsibility  to  any  registered  holder  of Warrants to determine whether any facts exist which may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Subject Securities which may at any time be issued or delivered upon the exercise of the Warrants;

(c)
be responsible for any failure of the Corporation to issue, transfer or deliver the Subject Securities or certificates evidencing the same upon surrender of the Warrants for the purpose of exercising the rights or to comply with the provisions or covenants contained in this Article 2; or

(d)
incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants of the Corporation or any acts or deeds of the agents or servants of the Corporation.

2.20     Cancellation of Warrant Certificates

All Warrant Certificates surrendered to the Warrant Agent pursuant to Section 2.7, 2.11 or 2.18 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to Section 2.9. The Warrant Agent shall, if required by the Corporation or the Selling Shareholder, furnish the Corporation with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant Certificates which have been duly cancelled shall be without further force or effect whatsoever.

2.21     Reliance by Warrant Agent

Except as provided in this Indenture, the Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares deliverable or issuable upon the exercise thereof provided such issue, exercise or transfer, as the case may be, is effected in accordance with the terms of this Indenture. The Warrant Agent shall be entitled to process all proffered transfers and exercise of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements. The Warrant Agent may assume for the purposes of this Indenture that any address on the register of the Warrantholders is the holder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Warrants or Common Shares are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative as to residency of the transferee’s residency. The Warrant Agent shall have no obligation to ensure that legends appearing on the certificates representing the Warrants or Common Shares comply with regulatory  requirements  or  securities  laws  of  any  applicable  jurisdiction.  Unless  and  until advised in writing by the Corporation or its counsel that the Corporation is no longer a “foreign issuer” within the meaning of Regulation S, the Warrant Agent shall be entitled to assume that the Corporation is a “foreign issuer” within the meaning of Regulation S. The Corporation has represented to the Warrant Agent that as of the date hereof it is a “foreign issuer” as defined in rule 902 under the U.S. Securities Act.

ARTICLE 3
EXERCISE OF WARRANTS

3.1       Method of Exercise of Warrants

(a)
Subject to Sections 3.1(b) and 3.1(c), the registered holder of any Warrant may exercise the rights thereby conferred on him to acquire all or any part of the Subject Securities to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time prior to the Time of Expiry at its principal office in the City of Vancouver, Province of British Columbia (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Warrant Agent), with: (i) a duly completed and executed exercise form of the registered holder or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, substantially in the form set out in Schedule “A” or Schedule “B”, as applicable, for the number of Subject Securities subscribed for; and (ii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Warrant Agent in an amount equal to the Warrant Exercise Price multiplied by the number of Subject Securities subscribed for. A Warrant Certificate with the duly completed and executed exercise form and payment of the aggregate Warrant Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(b)
A beneficial owner of Warrants who desires to exercise his or her Warrants must do so by causing a CDS Participant to deliver to CDS (at its office in the City of Vancouver), on behalf of the beneficial owner, a written notice of the owner’s intention to exercise Warrants (the “Exercise Notice”). Any expense associated with the preparation and delivery of such Exercise Notice will be for the account of the beneficial owner exercising such Warrants.

(c)
Any  exercise  form  referred  to  in  subsection  3.1(a)  shall  be  signed  by  the Warrantholder, shall specify the person(s) in whose name such Subject Securities are to be delivered or issued, the address of such person(s) and the number of Subject Securities to be delivered to each person (not being more than those which the Warrantholder is entitled to acquire pursuant to the Warrant Certificate), if more than one is so specified. If any of the Subject Securities subscribed for are to be delivered or issued to a person(s) other than the Warrantholder, the signatures set out in the subscription referred to in subsection 3.1(a) shall be guaranteed by a Canadian chartered bank, or by a medallion signature  guarantee  from  a  member  of  a  recognized  Signature  Medallion Guarantee Program and the Warrantholder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes (if any) and the Corporation shall not be required to issue or deliver certificates evidencing Subject Securities unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

(d)	Warrants may not be exercised unless either:

(i)
the Warrantholder certifies that (i) at the time of exercise of the Warrants it is not in the United States; (ii) at the time of exercise of the Warrants it is not a U.S. Person, and is not exercising the Warrants on behalf of a person in the United States or a U.S. Person; and (iii) it did not execute or deliver the exercise form for the Warrants in the United States, unless the person executing the certification on behalf of the Warrantholder is a person described in Rule 902(k)(2) of Regulation S;

(ii)
the  Warrantholder  certifies  that  it  (i)  purchased  the  Warrants  in  the Secondary Offering of units by the Corporation comprised of Common Shares and Warrants on April 8, 2011 and (ii) has provided an executed letter to the Warrant Agent, substantially in the form attached hereto as Schedule “C”, a copy of which is available upon request from the Warrant Agent or the Corporation; or

(iii)
the Warrantholder is a professional fiduciary organized, incorporated, or (if an individual) resident in the United States that is purchasing the securities on behalf of a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person (within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended);

and the Corporation has confirmed to the Warrant Agent its satisfaction that the provisions of this subsection 3.1(d) have been complied with; the Warrant Agent shall be entitled to rely upon such confirmation.

(e)
Fractional Common Shares or cash or other consideration in lieu thereof shall not be issued, delivered or otherwise provided for upon the exercise of one or more of the Warrants under any circumstances; including any adjustment provided for in section 2.13 hereof. If any fraction of a Common Share would otherwise be deliverable or issuable, the number of Common Shares so delivered or issued shall be rounded down to the nearest whole Common Share without compensation therefor.

3.2       Partial Exercise of Warrants

In the event that any Warrant shall be exercised in part only, the holder thereof, upon surrender of such Warrant in accordance with the provisions of Section 3.1, shall be entitled to receive without expense to such holder, one or more new Warrant Certificates for the unexercised part of the Warrants so surrendered.

3.3       Disbursement of Monies

The Warrant Agent will disburse monies to the Corporation, the Agent or to the Selling Shareholder, as applicable, according to this Indenture only to the extent that monies have been deposited with it.

3.4       Effect of Exercise of Warrants

(a)
Upon compliance by the Warrantholder with the provisions of Section 3.1, the Subject Securities shall be deemed to have been delivered, if such Subject Securities are delivered from the Pledged Shares, or issued and delivered, if such Subject Securities are delivered by the Corporation, and the person to whom such Subject Securities are to be delivered shall be deemed to have become the holder of record of such Subject Securities on the Exercise Date unless the transfer registers of the Corporation for the Common Shares shall be closed on such date, in which case the Subject Securities subscribed for shall be deemed to have been delivered or issued, as applicable, and such person shall be deemed to have become the holder of record of such Subject Securities on the date on which such transfer registers are reopened.

(b)
Funds in the amount of the aggregate Warrant Exercise Price of the Warrants exercised shall be forwarded to the Agent forthwith upon the exercise of the Warrants to be dealt with and dispensed as provided in the Delivery Agreement.

(c)
Within five Business Days following the due exercise of a Warrant pursuant to Section 3.1, the Warrant Agent shall send by regular mail to the Corporation and the Selling Shareholder a notice setting forth the particulars of all Warrants exercised, including the number of Common Shares delivered from the Pledged Shares, if any, and the names of the persons to whom the Subject Securities are to be delivered and the addresses of such holders of the Subject Securities.

(d)
Within three Business Days following the due exercise of a Warrant pursuant to Section 3.1, the Warrant Agent shall mail to the person to whom the Subject Securities are to be delivered, as specified in the completed exercise form of the Warrant Certificate, at the address specified in such exercise form, or, if not so specified in such exercise form at the address of the Warrantholder on the registry maintained by the Warrant Agent, a certificate or certificates for the Subject Securities to which the Warrantholder is entitled and, if applicable, a Warrant Certificate representing any Warrants not then exercised.

(e)	Certificates representing Common Shares delivered upon the exercise of Warrants which bear the legend set forth in subsection 2.2(b) shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF PRETIUM RESOURCES INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO PRETIUM RESOURCES INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION  UNDER  THE  SECURITIES  ACT  PROVIDED  BY  RULE 144A OR RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO PRETIUM RESOURCES INC.

A  NEW  CERTIFICATE  BEARING  NO  LEGEND  MAY  BE  OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC.   AND PRETIUM RESOURCES  INC.,  TO THE  EFFECT  THAT  THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.”

(f)
Certificates representing Common Shares delivered upon the exercise of Warrants which do not bear the legend set forth in subsection 2.2(b) shall not bear any legend for purposes of the U.S. Securities Act.

3.5       Subscription for Less Than Entitlement

The holder of any Warrant may subscribe for and purchase a whole number of Subject Securities which is less than the number which the holder is entitled to purchase pursuant to a surrendered Warrant Certificate. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate, without charge therefor, in respect of the balance of Subject Securities which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which were not then purchased.

3.6       Expiration of Warrants

At the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase, herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

ARTICLE 4
COVENANTS FOR WARRANTHOLDERS’ BENEFIT

4.1           General Covenants

The Corporation covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(a)
it will at all times maintain its corporate existence and will carry on and conduct its  business  and  that  of  its  material  Subsidiaries,  in  a  proper,  efficient  and business-like manner and cause to be kept proper books of account in accordance with generally accepted accounting practice;

(b)
it is duly authorized to create and issue the Warrants and, that when issued and countersigned as herein provided, the Warrants will be valid and enforceable against the Corporation in accordance with their terms, and the Corporation will not take any action which might reasonably be expected to deprive the Warrantholders of their right to acquire the Subject Securities upon the exercise of the Warrants held by them;

(c)
in relation to the Subject Securities from time to time subscribed for or deemed to have been subscribed for pursuant to the exercise of the Warrants in the manner herein provided, it will cause certificates evidencing such Subject Securities to be issued and delivered in accordance with the Warrants and the terms thereof if and to the extent contemplated in the Delivery Agreement;

(d)
at all times while any of the Warrants are outstanding, it shall have sufficient unissued authorized capital to enable the Corporation to meet its obligation to issue  Common  Shares  in  respect  of  the  exercise  of  Warrants  outstanding hereunder from time to time;

(e)
all Subject Securities which shall be delivered or issued pursuant to the exercise of Warrants hereunder shall be issued as fully paid and non-assessable and the holders thereof shall not be liable to the Corporation or its creditors in respect of the issue thereof;

(f)
it will use its reasonable best efforts to maintain the listing of its outstanding Common Shares on the TSX and ensure the Common Shares deliverable or issuable upon the exercise of the Warrants will be listed and posted for trading on such exchanges simultaneously with or as soon as practicable following their issue;

(g)	it will use its reasonable best efforts to maintain its status as a reporting issuer or equivalent in good standing under the applicable securities laws in at least one of the provinces of Canada;

(h)
upon  the  issue  of  the  Warrants  and  the  delivery  or  issuance  of  the  SubjectSecurities to be delivered or issued upon the exercise of the Warrants, it will make any necessary filings and pay all requisite fees with the TSX and the applicable securities commission or similar regulatory authority in each of the provinces and territories of Canada;

(i)
it  shall  prepare  and  file,  in  accordance  with  applicable  securities  laws,  any documents required by applicable securities laws to be filed forthwith relating to the proposed distribution of Common Shares to holders of Warrants upon the exercise thereof;

(j)
it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all other acts, deeds and assurances as the Warrant Agent may reasonably require to give effect to the provisions of this Indenture;

(k)
it will promptly notify the Warrant Agent and the Warrantholders in writing of any material default under the terms of this Indenture which remains unrectified for more than five days following its occurrence;

(l)	it will give notices to the Warrant Agent and the Warrantholders and the SellingShareholder in accordance with Sections 9.1 and 9.2 respectively; and

(m)	it will not agree to any amendment to the Delivery Agreement that would prejudice the rights of Warrantholders.

4.2           Securities Filing Requirements

(a)
If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or the United States or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Subject Securities may be issued or delivered to a Warrantholder, the Corporation covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances. For greater clarity, the foregoing does not require the Corporation to file any additional prospectus or registration statements to qualify the distribution of the Subject Securities in Canada, the U.S. or outside of North America.

(b)
The Warrant Agent will provide the Corporation with all such information as the Corporation requires for the purpose of giving written notice of the delivery or issuance of Subject Securities pursuant to the exercise of Warrants, in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

(c)
The Corporation represents and warrants that it is filing with the U.S. Securities and Exchange Commission (“SEC”) as a Foreign Private Issuer (as such term is defined in the Securities Exchange Act of 1934) and has delivered to the Warrant Agent an Officers’ Certificate certifying such “reporting issuer” status and other information as the Warrant Agent has requested, including, but not limited to, the Central Index Key that has been assigned for filing purposes. Should the Corporation cease to file as a Foreign Private Issuer, the Corporation covenants to deliver to the Warrant Agent an Officers’ Certificate (in a form provided by the Warrant Agent) certifying a change in “reporting issuer” status and such other information  as  the  Warrant  Agent  may  require  at  such  given  time.  The Corporation understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

4.3       Warrant Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Warrant Agent. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the termination of this Agreement and the removal or resignation of the Warrant Agent.

4.4       Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within 15 Business Days after receiving written notice in accordance with Article 9 from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders in accordance with Article 9 of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it.

All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in Section 4.3.  No such performance, expenditure or disbursement, by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants in this Indenture.

ARTICLE 5
ENFORCEMENT

5.1       Suits by Warrantholders

Subject to Section 6.3 hereof, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him or it and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but without prejudice to the rights which are hereby conferred upon the Warrant Agent to proceed in its own name or on behalf of the holders of Warrants to enforce each and every provision herein contained for the benefit of the Warrantholders.

5.2       Immunity of Shareholders, etc.

Subject to applicable law, the Warrant Agent and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future Shareholder or other security holder, director, officer, employee or agent of the Corporation for the creation, delivery or issuance of the Subject Securities pursuant to any Warrant or for any covenant, agreement,  representation  or  warranty  of  or  by  the  Corporation  herein  or  contained  in  the Warrant Certificates.

5.3       Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or Shareholders of the Corporation or any of the past, present or future directors or Shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

ARTICLE 6
MEETINGS OF WARRANTHOLDERS

6.1       Conduct of Meetings

Meetings of Warrantholders shall be convened, held and conducted in the following manner:

(a)
Calling of Meetings: At any time and from time to time the Warrant Agent or the Corporation may, and the Warrant Agent shall on being served with a Written Request of the Corporation or a requisition signed by Warrantholders representing not less than 25% of the Warrants, and, upon being indemnified to its reasonable satisfaction and furnished with sufficient funds for all reasonable costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If, within 15 Business Days after receipt of such written request, the Warrant Agent fails to convene a meeting after being duly required by the Corporation or the Warrantholders as set out above, the Corporation  or  such  Warrantholders  representing  the  requisite  percentage  of Warrants as set out above, as the case may be, may convene such meeting and the notice calling such meeting may be signed by such person as the Corporation or such Warrantholders may specify.

(b)
Place of Meeting: Every meeting of the Warrantholders will be held in the City of Vancouver, in the Province of British Columbia, or such other place that is approved or determined by the Warrant Agent and the Corporation, as hereinafter provided.

(c)
Notice of Meetings: Notice of any meeting of the Warrantholders shall be given to the Warrantholders, to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation), which notice must be mailed or delivered in accordance with this Article 6 and Sections 9.1 and 9.2 at least 21 days prior to the date of such meeting. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted thereat, but it shall not be necessary to specify in the notice the text of the resolutions to be passed. A copy of all notices shall be delivered to the Warrant Agent, unless the meeting has been called by it. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or the non-receipt of any such notice by a Warrantholder shall not invalidate any resolution passed at such meeting.

(d)
Quorum: At any meeting of the Warrantholders, subject as herein provided, a quorum shall consist of at least one person present in person holding either personally  or  as  proxies  for  holders  not  less  than  10%  of  the  outstanding Warrants. If a quorum is not present on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting and the meeting was called by the Warrant Agent or the Corporation, the meeting shall be adjourned to the same place and upon the same day of the week two weeks following the original meeting date and the same hour (unless any of such place, date or hour are not reasonably practicable in which case the Warrant Agent shall determine the same provided not less than 14 days notice of the date, the time and the place of such adjourned meeting is given) and, at such adjourned meeting, a quorum shall consist of the Warrantholders then and there represented in person or by proxy and voting. If a quorum is not present on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting and the meeting was called by Warrantholders, the meeting shall be cancelled.

(e)
Chair: An individual, who need not be a Warrantholder, nominated in writing by the Warrant Agent, shall be chair of the meeting. If no person is so nominated or if the person so nominated is not present within 25 minutes after the time fixed for the holding of the meeting, the Warrantholders and proxies for Warrantholders present shall choose a person present, including any one of their number, to be chair of the meeting.

(f)
Voting: Subject to the provisions of Section 6.5, every question submitted to a meeting, except an Extraordinary Resolution and unless otherwise specified in this Indenture, shall be decided by a majority of the votes given on a show of hands or, if a poll shall be requested as hereinafter provided, by a majority of the votes cast on the poll and shall be binding on all Warrantholders. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as a proxy for a Warrantholder, or both, shall be entitled to one vote. A poll shall be taken on every Extraordinary Resolution and when requested by a Warrantholder or a proxy representing a Warrantholder or if directed by the chair. On a poll, each Warrantholder shall have one vote for each Warrant of which it is the holder. Votes may be given in person or by proxy and a proxy holder need not be a Warrantholder. If, at any meeting, a poll is so demanded as set out above on the election of a chair or on a question of adjournment, it shall be taken forthwith. If, at any meeting, a poll is so demanded on any other question or an Extraordinary Resolution is to be voted upon, a poll shall be taken in such manner, either at once or after an adjournment, as the chair directs. The result of a poll shall be deemed to be the decision of the meeting at which the poll was demanded and shall be binding on all Warrantholders. The chair of the meeting shall not have a casting vote.

(g)
Regulations: The Warrant Agent may make and from time to time vary such regulations  as  it  shall  deem  fit  providing  for  and  governing  the  conduct  at meetings of Warrantholders. Any regulations so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted.

6.2       Resolutions

All  resolutions,  including  an  Extraordinary  Resolution,  adopted  in  accordance  with  the provisions hereof, subject to the approval of the TSX, shall be binding upon all Warrantholders and upon each and every Warrantholder and such Warrantholder’s respective heirs, executors, administrators, successors and assigns, whether present or absent, whether signatories thereto or not, and the Warrant Agent, subject to the provisions for its indemnity herein contained, shall be bound to give effect thereto accordingly. Except as herein expressly provided to the contrary, no action shall be taken at a meeting of the Warrantholders which changes any provision of this Indenture or any document pertaining to the subject matter of this Indenture or changes or prejudices the exercise of any right of any Warrantholder, except by Extraordinary Resolution and with the prior Written Consent of the Corporation.

6.3       Powers Exercisable by Extraordinary Resolution

(a)
In addition to all other powers conferred on them by the other provisions of this Warrant Indenture or by law, the Warrantholders shall have the following powers, exercisable from time to time by Extraordinary Resolution:

(i)
to agree to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or  the Warrant  Agent in  its capacity as Warrant Agent hereunder (subject to the Warrant Agent’s approval, such approval not to be unreasonably withheld) or on behalf of the Warrantholders against the Corporation, whether such rights arise under this Indenture or the Warrants or otherwise;

(ii)	to amend or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(iii)
to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(iv)
to waive, authorize and direct the Warrant Agent to waive any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(v)
to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders;

(vi)
to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(vii)
to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with the holders of any securities of the Corporation, wherever such assent may be required;

(viii)	to remove the Warrant Agent and appoint a new Warrant Agent in accordance with subsection 8.10; and

(ix)
subject to subsection 7.1, to agree to any change in or omission from the provisions of the Warrant Certificates or the terms of this Indenture which may be agreed to by the Corporation and authorize the Warrant Agent to execute any amendment.

(b)
The foregoing powers shall be deemed to be several and cumulative and not dependent on each other and the exercise of any one or more of such powers, or any  combination  of such  powers  from time  to  time,  shall  not  be deemed  to exhaust the rights of the Warrantholders to exercise such power or powers, or combination of powers, thereafter from time to time. No powers exercisable by Extraordinary Resolution pursuant to this Section 6.3 shall derogate in any way from any rights of the Corporation under or pursuant to this Indenture.

6.4       Declaration by Chairman of Result of Vote

At any meeting of the Warrantholders, in cases where no poll is required or requested, a declaration made by the chair that a resolution has been carried, carried by a particular majority or lost shall be conclusive evidence thereof.

6.5       Resolution In Writing

Any resolution or instrument signed in one or more counterparts by the holders of not less than the applicable percentage of the aggregate number of Warrants then outstanding that would be required to pass such resolution at a meeting of Warrantholders, shall have the same force and effect as a resolution duly passed at a meeting of the Warrantholders.

6.6       Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Corporation, and any such minutes, if signed by the chair of the meeting at which such resolutions were passed or proceedings had or by the chair of the next succeeding meeting of Warrantholders, shall be prima facie evidence of the matters therein stated.

Until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings taken thereat to have been duly passed or taken, as the case may be.

6.7       Persons Who May Attend

The Corporation, the Warrant Agent and the Selling Shareholder by their respective officers and directors, and the counsel to the Corporation, the Warrant Agent and the Selling Shareholder, may attend any meeting of the Warrantholders.

6.8       Holdings by the Corporation and Subsidiaries Disregarded

In  determining  whether  Warrantholders  holding  the  required  total  number  of  Warrants  are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Warrantholders’ Request or other action under this Indenture, a Warrant held by the Corporation or by a Subsidiary of the Corporation shall be deemed to be not outstanding. The Corporation shall provide the Warrant Agent with a Certificate of the Corporation providing details of any Warrants held by the Corporation or by a Subsidiary of the Corporation upon the written request of the Warrant Agent.

ARTICLE 7
SUPPLEMENTAL INDENTURES

7.1           Supplemental Indentures

(a)
Subject to Article 6, from time to time the Corporation (when authorized by a resolution of the board of directors of the Corporation) and the Warrant Agent may and, subject to the provisions of this Indenture, when so directed by this Indenture, shall   execute,   acknowledge   and   deliver,   deeds   or   indentures supplemental hereto, which thereafter shall form part hereof, or do and perform any other acts and things and execute and deliver any other documents, for any one or more of the following purposes:

(i)
providing  for  the  issuance  of  additional  Warrants  hereunder  and  any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel, notwithstanding any provision to the contrary in Article 6 hereof;

(ii)
evidencing the succession, or successive successions, of any other person to the Corporation and the assumption by such successor of the covenants of, and obligations of the Corporation under this Indenture;

(iii)
making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Warrants which do not affect the substance hereof and which, in the opinion of the Warrant Agent, based on the opinion of counsel, it may be expedient to make (including, but not limited to, changes to the Exchange Basis or Warrant Exercise Price in each case authorized by the Corporation), provided that the Warrant Agent shall be satisfied, acting reasonably, that such provisions and modifications will not adversely affect the interests of the Warrantholders;

(iv)	implementing the provisions of any resolution of Warrantholders;

(v)	settingforth adjustments in the application of Article 2;

(vi)	adding to the covenants of the Corporation herein contained for the protection of the holders of the Warrants;

(vii)
making  such  amendments,  deletions  or  alterations  hereto  without  the consent of the Warrantholders that may be considered necessary or desirable  by  the  Corporation  and  its  counsel  to  give  effect  to  any applicable law of mandatory application governing the rights and duties of Warrant Agent; and

(viii)
for any other purpose not inconsistent with the terms of this Indenture and which the Warrant Agent is satisfied, based on the opinion of counsel, acting reasonably, does not adversely affect the interests of the Warrantholders.

(b)
The  Warrant  Agent  may  also,  without  the  consent  or  concurrence  of  the Warrantholders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Indenture as to which it shall have received opinion from counsel that such changes are non-substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that such change or correction does not adversely affect the interests of the Warrantholders.

(c)	Any amendment to this Indenture or to the Warrants will be subject to regulatory(including TSX) approval as may be required.

7.2       Successor Body Corporate Substituted

If the Corporation is consolidated, amalgamated or merged with or into any other body corporate or bodies corporate or conveys or transfers all or substantially all of the properties and assets of the Corporation in their entirety to another body corporate, the successor body corporate formed by such consolidation or amalgamation or into which the Corporation shall have been merged or which shall have received a conveyance or transfer as set out above (“Successor Corporation”) shall, as a condition precedent to any such transaction, agree to succeed to and be substituted for the Corporation hereunder by supplemental indenture with the same effect as nearly as may be possible as if it had been named herein and shall deliver the executed supplemental indenture to the Warrant Agent. Such changes may be made in the Warrants as may be appropriate and necessary in view of such consolidation, amalgamation, merger, conveyance or transfer.

ARTICLE 8
WARRANT AGENT

8.1       Rights and Duties of Warrant Agent

(a)
In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and exercise that degree of care, diligence and skill that a reasonably prudent agent would exercise in comparable circumstances. The Warrant Agent shall be liable for its own gross negligence and wilful misconduct or bad faith. The Warrant Agent shall read and act upon (as required) all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture; however, the Warrant Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgment by the Warrant Agent.

(b)
Except as expressly provided in this Indenture, the Warrant Agent shall not be bound to do or give any notice or take any act, action or proceeding for the enforcement of any of the obligations of the Corporation under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding which the Warrant Agent is requested to take, nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and, in the absence of any such notice, the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default. Subject to the duties and obligations of the Warrant Agent under subsection 8.1(a), the obligation of the Warrant Agent to  commence  or  continue  any  act,  action  or  proceeding  for  the  purpose  of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent and its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss or damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant  Agent  to  expend  or  risk  its  own  funds  or  otherwise  incur  financial liability in the performance of any its duties or in the exercise of any rights or powers hereunder.

(c)
The  Warrant  Agent  may,  before  commencing  or  at  any  time  during  the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue deposit receipts.

(d)
Notwithstanding the foregoing provisions of this Section 8.1, the Warrant Agent shall be entitled at any time and from time to time to do or give any notice or take any act, action or proceeding to preserve and protect its interests or the interests of the Warrantholders under this Warrant Indenture as it reasonably deems necessary in the circumstances.

8.2           Evidence, Experts and Advisers

(a)
In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof in such form as may be prescribed by applicable laws, or as the Warrant Agent may reasonably require by written notice to the Corporation.

(b)
In the exercise of its rights, duties and obligations, the Warrant Agent may, if it is acting in good faith, rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or other requirement of this Indenture or required by the Warrant Agent to be furnished to it in the exercise of its rights and duties under this Indenture, where such statutory declarations, opinions, reports or certificates comply with the requirements of this Indenture and the Warrant Agent examines such evidence and determines that such evidence indicates compliance with the applicable requirements of this Indenture.

(c)
Proof of execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to such Warrantholder the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(d)
Subject to the provisions of Section 4.3, the Warrant Agent may employ such counsel, agents, accountants and other experts or advisors as it may reasonably require for the proper discharge of its duties under this Indenture and shall not be responsible for any misconduct or negligence on the part of such parties. All such costs and expenses paid by the Warrant Agent shall become and form part of the remuneration of the Warrant Agent as specified under Section 4.3 of this Warrant Indenture.

(e)
The Warrant Agent may, in relation to this Indenture, rely and act on the opinion, advice or information obtained from any counsel, auditor, valuator, engineer, surveyor or other expert, whether obtained by the Warrant Agent or by the Corporation, and may employ such assistance as may be necessary for the proper discharge of its duties or in the event of any questions as to any of the provisions hereof, and shall not be responsible for the negligent actions or misconduct of such parties. The cost of such services shall be added to and be part of the Warrant Agent’s remuneration hereunder.

8.3           Limitation of Warrant Agent’s Duties

(a)
The Warrant Agent shall have no duties except those which are expressly set forth herein and shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification amendment, termination or rescission of, this Indenture, unless received by it in writing and signed by the Corporation.

(b)	The Warrant Agent shall incur no liability with respect to the delivery or non- delivery of any certificate or certificates, whether delivered by hand, mail or any other means.

(c)
In the event of any disagreement arising regarding the terms of this Indenture, the Warrant Agent shall be entitled, at its option, to refuse to comply with any or all demands whatsoever until the dispute is settled, either by agreement amongst the various parties or by a court of competent jurisdiction.

(d)
The Warrant Agent shall not be liable for, or by reason of, any statements of fact or recitals in this Indenture or the Warrant Certificates, except the representations contained in subsection 2.4(b) and Sections 8.4 and 8.8 and in the certificate of the Warrant Agent on the Warrant Certificates, or be required to verify such statements of fact or recitals, but all such statements of fact or recitals are and shall be deemed to be made by the Corporation.

(e)
Nothing herein shall impose any obligation on the Warrant Agent to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(f)	The Warrant Agent shall not be bound to give notice to any person of the execution hereof.

(g)	In this Indenture, whenever confirmation or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

8.4       Conflict of Interest

The Warrant Agent represents to the Corporation that, to the best of its knowledge, at the time of the execution and delivery hereof, no material conflict of interest exists in the Warrant Agent’s role as a fiduciary hereunder and agrees, that in the event of a material conflict of interest arising hereafter, it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate such conflict or resign as Warrant Agent in the manner and with the effect specified in Section 8.10. Forthwith after the Warrant Agent becomes aware that it has a material conflict of interest, it shall provide the Corporation and the Warrantholders with written notice of the nature of that conflict.

8.5       Warrant Agent May Deal in Warrants

Subject to Section 8.4, the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation (including, without limitation, Warrants) and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

8.6       Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of its duties and powers accorded it under this Indenture.

8.7       Counsel Fees Need Not Be Taxed

Whenever the Warrant Agent is authorized under this Indenture to employ counsel, the fees of such counsel need not be taxed, unless the Warrant Agent or the Corporation shall deem it necessary to tax such fees, but may be fixed by the Warrant Agent and paid as a lump sum. No fees paid in good faith by the Warrant Agent under the provisions of this Section 8.7 shall be disallowed in the taking of any accounts by reason only of the fact that such fees are greater than they might have been if such fees had been taxed or by reason of such fees not having been taxed, but such fees so paid by the Warrant Agent shall be allowed and reimbursed to the Warrant Agent by the Corporation.

8.8       Authority to Carry on Business

The Warrant Agent represents to the Corporation that, at the date of execution and delivery by it of this Indenture, it is authorized to perform its obligations under this Indenture and to carry on the business of a transfer agent in the province of British Columbia. If, notwithstanding the provisions of this Section 8.8, the Warrant Agent ceases to be so authorized to perform its obligations under this Indenture or to carry on business, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event, but the Warrant Agent shall, within 90 days after ceasing to be so authorized, either become so authorized or resign as Warrant Agent in the manner and with the effect specified in Section 8.10.

8.9       Indemnification

The Corporation hereby indemnifies and saves harmless the Warrant Agent and its officers, directors, employees or agents to, from and against any and all liabilities, losses, expenses, disbursements, damages, costs, claims, actions or demands whatsoever including reasonable legal or advisor fees and disbursements which may be brought against the Warrant Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Indenture, save only in the event of the gross negligence, wilful misconduct or bad faith of the Warrant Agent and its officers, directors, employees or agents. It is understood and agreed that this indemnification shall survive the termination of this Indenture and the removal or resignation of the Warrant Agent.

8.10     General

(a)
The Warrant Agent may resign as warrant agent under this Warrant Indenture after giving 60 days’ prior notice in writing to the Corporation and the Warrantholders or such shorter period as the Corporation and the Warrantholders may accept as sufficient and shall resign in the circumstances described in Section 8.4. The Warrantholders by Extraordinary Resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent.

Upon such resignation or removal, the Warrant Agent shall be discharged from all further duties and liabilities under this Warrant Indenture, provided, however, that no such resignation or removal shall relieve or release the Warrant Agent of any liability on the part of the Warrant Agent existing as at the date of resignation or removal or any claims or actions which the Warrantholders or the Corporation may  have,  pursuant  to  the  provisions  of  this  Warrant  Indenture,  against  the Warrant Agent for its gross negligence, wilful misconduct or bad faith prior to its removal or resignation. If the Warrant Agent has a conflict of interest that requires the Warrant Agent to resign in accordance with Section 8.4, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected  in  any  manner  whatsoever  by  reason  only  of  the  existence  of  such conflict of interest. If the Warrant Agent contravenes this Section 8.10, any interested party may apply to the Supreme Court of the Province of British Columbia  or  any  other  court  of  competent  jurisdiction  for  an  order  that  the Warrant Agent be removed and replaced as warrant agent hereunder.

(b)
If the Warrant Agent resigns, is removed or dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent   has   already   been   appointed   by   the   Warrantholders.   Failing   such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply, at the Corporation’s expense, to the Supreme Court of the Province of British Columbia or any other court of competent jurisdiction, on such notice as such court may direct, for the appointment of a new Warrant Agent. Any new Warrant Agent so appointed by the Corporation, the Warrantholders or by the court shall be subject to removal by the Warrantholders pursuant to the provisions of this Indenture. Any new Warrant Agent appointed pursuant to this Section 8.10 shall be a trust company or a recognized transfer agent dealing at arm’s length with the Corporation or any affiliate of the Corporation and shall be subject to the representations of the Warrant Agent in Section 2.4(b) and Sections 8.4 and 8.8. Upon any appointment of a new Warrant Agent, such new Warrant Agent shall be vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent, without any further assurance, conveyance, act or deed. There shall be immediately executed, at the expense of the Corporation, all such instruments, if any, as the new Warrant Agent may be advised by counsel are necessary or advisable. At the request of the Corporation or the new Warrant Agent, the retiring Warrant Agent, upon payment of its outstanding fees and expenses, shall duly assign, transfer and deliver to the new Warrant Agent all property held and all records kept by the retiring Warrant Agent hereunder or in connection herewith.

(c)
Any company into which the Warrant Agent may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Warrant Agent shall be a party, or any company succeeding to the corporate trust business of the Warrant Agent, shall be the successor Warrant Agent under this Indenture without the execution of any instrument or any further act unless, in the opinion of counsel, such action would be prudent, provided that such successor Warrant Agent shall be a transfer agency dealing at arm’s length with the Corporation or any affiliate of the Corporation and is subject to the representations of the Warrant Agent in Section 2.4(b) and Sections 8.4 and 8.8.

8.11     Privacy

The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this agreement and other services that may be requested from time to time;

(ii)	to help the Warrant Agent manage its servicing relationships with such individuals;

(iii)	to meet the Warrant Agent’s legal and regulatory requirements; and

(iv)	if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes;

each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Warrant Agent shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

8.12     Acceptance of Obligations

The Warrant Agent hereby accepts the obligations of the Warrant Agent set out in this Indenture and agrees to perform such obligations upon the terms and conditions set out in this Indenture.

8.13     Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or a liquidator of all or any part of the assets or undertaking of the Corporation.

8.14     Documents, Monies, Etc. Held by Warrant Agent

Any documents of title or other instruments that may at any time be held by the Warrant Agent subject to the obligations hereof may be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank or trust company or deposited for safekeeping with any such bank or trust company. All interest or other income received by the Warrant Agent in respect of such deposits shall be remitted to the Agent to be dealt with in accordance with the Delivery Agreement.

8.15     Application of Section

Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Warrant Agent shall be subject to the provisions of this Article 8, and specifically the duties and obligations imposed on the Warrant Agent under subsection 8.1(a).

ARTICLE 9
GENERAL

9.1       Notice to the Corporation and the Warrant Agent

(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Selling Shareholder or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by telecopier:

(i)	if to the Corporation: Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, B.C. V6C 3P1 Fax: 604-558-4784 Attention: Robert Quartermain, President and CEO

(ii)	if to the Selling Shareholder: Silver Standard Resources Inc. 1400 – 999 West Hastings Street Vancouver, B.C. V6C 2W2 Fax: 604-689-3847 Attention: John Smith, President and CEO

(iii)	if to the Warrant Agent: Computershare Trust Company of Canada 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9 Fax: 604-661-9403 Attention: Manager, Corporate Trust

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(b)
The Corporation, the Selling Shareholder or the Warrant Agent, as the case may be, may from time to time notify the others in the manner provided in subsection 9.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Selling Shareholder or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to subsection 9.1(a) hereof shall be available for inspection at the principal stock transfer office of the Warrant Agent in the City of Vancouver, British Columbia by Warrantholders during normal business hours.

9.2            Notice to the Warrantholders

Any notice to the Warrantholders, or any notice to CDS which would reasonably expect CDS & Co. to give notice to a CDS Participant or Warrantholder, under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail, or if delivered by hand to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or if mailed, on the fifth Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

9.3       Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrant Agent, Selling Shareholder or the Corporation would reasonably be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 9.1, by facsimile transmission or other means of prepaid transmitted or recorded communication.

In the case of Warrantholders, such notice may be given by means of publication in the Globe and Mail, national edition, or any other English language daily newspaper of general circulation in Canada. Any notice so given will be deemed to have been given on the date it is first published.

9.4       Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

9.5       Satisfaction and Discharge of Indenture

Upon the earlier of (i) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation in accordance with the provisions hereof all Warrants theretofore certified hereunder; or (ii) the Time of Expiry, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Corporation, and the Warrant Agent, on written demand of and at the cost and expense of the Corporation, and upon delivery to the Warrant Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Corporation’s obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Corporation against the Warrant Agent.

9.6       Provisions  of  Indenture  and  Warrants  for  the  Sole  Benefit  of  Parties  and Warrantholders

Except as provided in Sections 5.2 and 5.3, nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto, the holders from time to time of the Warrants and the Selling Shareholder (to the extent expressly stated herein) any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the Parties hereto,  the Warrantholders and the Selling Shareholder (to the extent expressly stated herein).

9.7       Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

9.8       Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this subsection.

9.9       Assignment

Neither this Warrant Indenture nor any benefits or burdens under this Warrant Indenture shall be assignable by the Corporation or the Warrant Agent without the prior written consent of the other party, which consent shall not be unreasonably withheld.

Subject to the foregoing, this Warrant Indenture shall enure to the benefit of and be binding upon the Corporation and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

ARTICLE 10
ANTI-MONEY LAUNDERING

10.1     Anti-money Laundering

The Corporation hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti- terrorist legislation, regulation or guideline, then it shall have the right, notwithstanding section 8.10(a) to resign on ten (10) days written notice to the other parties to this Agreement, or such shorter period of time as agreed to by the Corporation, notwithstanding Section 8.10(a) of this Warrant Indenture, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Warrant Indenture under the hands of their proper officers in that behalf.

PRETIUM RESOURCES INC.

By:	“Joseph J. Ovsenek”
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Karl Burgess”
Karl Burgess
Professional, Corporate Trust

By:	“Alicia Kollen”
Alicia Kollen
Corporate Trust Officer

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE
(FOR WARRANTHOLDERS OUTSIDE THE UNITED STATES AND THAT ARE NOT U.S PERSONS)

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE PRIOR TO 4:00 P.M. (VANCOUVER TIME) ON APRIL 7, 2012, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").  THE WARRANTS REPRESENTED HEREBY  MAY  NOT  BE  TRANSFERRED  TO,  OR  EXERCISED  BY,  ANY  U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.  AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

Number:  W-●

Representing Warrants to acquire             Common Shares.

ISIN # <*>

CUSIP # <*>

SERIES “A” WARRANT TO PURCHASE COMMON SHARES OF PRETIUM RESOURCES INC.

THIS CERTIFIES that, for value received, the registered holder hereof, (the “holder”) is entitled at any time prior to 4:00 p.m. (Vancouver time) on APRIL 7, 2012 (the “Time of Expiry”) to acquire, subject to adjustment in certain events,  the  number  of  common  shares  (“Common  Shares”)  specified  above  of  Pretium Resources Inc. (the “Corporation”), as presently constituted, by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal office in the city of Vancouver (indicated in the attached exercise form), in the Province of British Columbia, this Warrant Certificate with an exercise form in the form of the attached Exercise Form duly completed and executed and accompanied by payment of $12.50 per Common Share which price may be subject to adjustment in certain circumstances (the “Warrant Exercise Price”) by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Warrant Agent at par at the above-mentioned office of the Warrant Agent. The holder of this Warrant Certificate may purchase less than the number of Common Shares which such holder is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal office in the City of Vancouver.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the aggregate Warrant Exercise Price, the Corporation shall cause to be delivered or issued to the person(s) in whose name(s) the Common Shares are so subscribed for (provided that if the Common Shares are to be delivered or issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Exercise Form herein shall be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Corporation or the Warrant Agent the amount of such tax or shall have satisfied the Corporation that such tax has been paid or that no tax is due) the number of Common Shares to be delivered or issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise, and upon due surrender of this Warrant Certificate and payment of such aggregate Warrant Execise Price, the Warrant Agent shall issue a certificate(s) representing such Common Shares to be issued within five Business Days after the exercise of the Warrant Certificate.

Neither the Warrants represented by this Warrant Certificate nor the Common Shares deliverable or issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. This Warrant may not be offered, sold or otherwise transferred to, or exercised by, persons within the United States or by or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States.  As used herein, the terms “United States” and “U.S. Person” have the meanings ascribed to them in Regulation S under the U.S. Securities Act.

This Warrant Certificate represents Warrants of the Corporation issued or issuable under the provisions of a Warrant Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of April 8, 2011, as may be amended from time to time, between the Corporation and the Warrant Agent which contains particulars of the rights of the holders of the Warrants and the Corporation and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. To the extent of any discrepancy or inconsistency between the terms and conditions of this Warrant Certificate and the Warrant Indenture, the terms of the Warrant Indenture will prevail. Unless otherwise defined herein, all capitalized terms have the meaning ascribed thereto in the Warrant Indenture. A copy of the Warrant Indenture will be available for inspection at the principal office of the Warrant Agent in the City of Vancouver, in the Province of British Columbia.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant,  duly endorsed by, or accompanied by a written instrument of transfer in the form of the attached Transfer Form or such other form satisfactory to the Warrant Agent and the Corporation executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Warrant Indenture. The Corporation and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Warrant Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders representing a specified percentage of the outstanding Warrants.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of British Columbia and shall be treated in all respects as British Columbia contracts. Time shall be of the essence hereof and of the Warrant Indenture.

The Corporation may from time to time at any time prior to the Time of Expiry purchase any of the Warrants by private agreement or otherwise on such terms and conditions and at such price as the Corporation may in its sole discretion determine.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

All dollar amounts herein are expressed in the lawful money of Canada.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of this        day of April, 2011.

PRETIUM RESOURCES INC.

By:
Authorized Signing Officer

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

EXERCISE FORM

TO:	PRETIUM RESOURCES INC. c/o Computershare Trust Company of Canada 510 Burrard Street 3rd Floor Vancouver, BC V6C 3B9

The undersigned holder of the within Warrants hereby irrevocably exercises the right of such holder to acquire and hereby subscribes for _____ Common Shares of Pretium Resources Inc. (the “Corporation”) at the Warrant Exercise Price referred to in the attached Warrant Certificate for each such Common Share on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Vancouver, in the Province of British Columbia to the order of Computershare Trust Company of Canada in payment in full of the subscription price of the Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

…	A
The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) at the time of exercise of the Warrants is not a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)), and is not exercising the Warrants on behalf of a person in the United States or a U.S. person; and (iii) did not execute or deliver this exercise form in the United States, unless the person executing the certification on behalf of the Warrantholder is a person described in Rule 902(k)(2) of Regulation S.

…	B
The undersigned holder (i) purchased the Warrants in an offering of units by the Corporation comprised of Common Shares and Warrants on April 8, 2011; and (ii) has provided an executed letter to the Warrant Agent, substantially in the form attached as Schedule "C" to the Warrant Indenture, a copy of which is available upon request from the Warrant Agent or the Corporation.

…	C
The undersigned holder is a professional fiduciary organized, incorporated, or (if an individual) resident in the United States that is purchasing the securities on behalf of a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person (within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended).

The undersigned hereby directs that the certificate representing said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

Common Shares will not be delivered to any address in the United States unless Box B above is checked.

The undersigned holder understands that unless Box A or Box C above is checked, the certificate representing the Common Shares delivered or issued upon exercise of the Warrants will bear a legend, as set forth in Section 3.4(e) of the Warrant Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

If securities are delivered or issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all exigible taxes and the signature of the holder must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

DATED this                              day of                                    , 20          .

[ ] Please check this box if the securities are to be delivered at the office where Warrants are surrendered, failing which the securities will be mailed.

TRANSFER FORM

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANS- FERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

(Social Insurance Number)

______________of the Warrants registered in the name of the undersigned transferor represented by the Warrant Certificate.

The undersigned hereby certifies that (i) the Warrants are being sold, assigned or transferred in accordance with applicable securities laws covering any such transaction; and (ii) that the transfer of the Warrants is not being made to, and the offer of the Warrants was not made to, and the person named above is not, a person in the United States or a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of 1933).

DATED this                          day of                             , 20          .

Signature of Warrantholder guaranteed by:

(Signature of Warrantholder)

Authorized Signature Number

NOTES

(1) The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

(2)  Warrants  shall  only  be  transferable  in  accordance  with  the  Warrant  Indenture  between Pretium Resources Inc. (the “Corporation”) and Computershare Trust Company of Canada (the “Warrant Agent”) dated April 8, 2011, applicable laws and the rules and policies of any applicable stock exchange. Without limiting the foregoing, if the Warrant Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws, this Transfer Form must be accompanied by a properly completed and executed declaration for removal of legend in the form included in subsection 2.2(b) of the Warrant Indenture, together with such other documents or instruments as the Corporation or the Warrant Agent may require, which may include an opinion of counsel of recognized standing, reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

SCHEDULE “B”

FORM OF WARRANT CERTIFICATE
(ISSUED TO, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON)

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOFHAVE   NOT   BEEN   REGISTERED   UNDER   THE   UNITED   STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES DELIVERABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT.

THE HOLDER HEREOF, BY PURCHASING SUCH WARRANT, AGREES FOR THE BENEFIT OF PRETIUM RESOURCES INC. THAT SUCH WARRANT MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO PRETIUM RESOURCES INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144A OR RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO PRETIUM RESOURCES INC.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE PRIOR TO 4:00 P.M. (VANCOUVER TIME) ON APRIL 7, 2012, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

Number:         W-●

Representing Warrants to acquire _____ Common Shares.

ISIN # <*>

CUSIP # <*>

WARRANT TO PURCHASE COMMON SHARES OF PRETIUM RESOURCES INC.

THIS CERTIFIES that, for value received, the registered holder hereof, (the “holder”) is entitled at any time prior to 4:00 p.m. (Vancouver time) on April 7, 2012 (the “Time of Expiry”) to acquire, subject to adjustment in certain events,  the  number  of  common  shares  (“Common  Shares”)  specified  above  of  Pretium Resources Inc. (the “Corporation”), as presently constituted, by surrendering to Computershare Trust  Company  of  Canada.  (the  “Warrant  Agent”)  at  its  principal  office  in  Vancouver (indicated in the attached exercise form), in the Province of British Columbia, this Warrant Certificate with an exercise in the form of the attached Exercise Form duly completed and executed and accompanied by payment of $12.50 per Common Share which price may be subject to adjustment in certain circumstances (the “Warrant Exercise Price”) by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Warrant Agent at par at the above-mentioned office of the Warrant Agent. The holder of this Warrant Certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Warrants represented by this certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal office in the City of Vancouver.

Upon due exercise of the Warrants represented by this certificate and payment of the aggregate Warrant Exercise Price therefor, the Corporation shall cause to be delivered or issued to the person(s) in whose name(s) the Common Shares so subscribed for (provided that if the Common Shares are to be delivered or issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Exercise Form herein shall be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Corporation or the Warrant Agent the amount of such tax or shall have satisfied the Corporation that such tax has been paid or that no tax is due) the number of Common Shares to be delivered or issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise, and upon due surrender of this Warrant Certificate and payment of such aggregate Warrant Exercise Price, the Warrant Agent shall issue a certificate(s) representing such Common Shares to be issued within five Business Days after the exercise of the Warrant Certificate.

Neither the Warrants represented by this Warrant Certificate nor the Common Shares deliverable or issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. Warrants may not be offered, sold or otherwise transferred except (a)  to  the  Corporation,  or  (b)  outside  the  United  States  in  accordance  with  Rule  904  of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations or (c)  within the United States (1) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144A or Rule 144 thereunder, if available, and in compliance with any applicable state securities laws or (2) pursuant to a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws.  Warrants may not be exercised within the United States or by or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States except by an Original U.S. Purchaser pursuant to an exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states.   For the purposes hereof, “Original U.S. Purchaser” means the institutional accredited investor who first purchased the Warrants pursuant to the Warrant Indenture dated April 8, 2011 (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”).  In order to exercise the Warrants, an Original U.S. Purchaser must provide an executed letter, substantially in the form attached as Schedule “C” to the Warrant Indenture, a copy of which is available upon request from the Warrant Agent or Pretium Resources Inc., in addition to the attached Exercise Form.

This Warrant Certificate represents Warrants of the Corporation issued or issuable under the provisions of the Warrant Indenture, as may be amended from time to time, between the Corporation and the Warrant Agent which contains particulars of the rights of the holders of the Warrants and the Corporation and of the Warrant Agent in respect thereof and the terms and conditions  upon  which  the  Warrants  are  issued  and  held,  all  to  the  same  effect  as  if  the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. To the extent of any discrepancy or inconsistency between the terms and conditions of this Warrant Certificate and the Warrant Indenture, the terms of the Warrant Indenture will prevail.  Unless otherwise defined herein, all capitalized terms have the meaning ascribed thereto in the Warrant Indenture. A copy of the Warrant Indenture will be available for inspection at the principal office of the Warrant Agent in the City of Vancouver, in the Province of British Columbia.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in the form of the attached Transfer Form or such other form satisfactory to the Warrant Agent and the Corporation executed by the registered holder or such holder’s executors, administrators or other legal representatives or such holder’s attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Warrant Indenture.  The Corporation and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as expressly provided herein and in the Warrant Indenture.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Warrant Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders representing a specified percentage of the outstanding Warrants.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of British Columbia and shall be treated in all respects as British Columbia contracts. Time shall be of the essence hereof and of the Warrant Indenture.

The Corporation may from time to time at any time prior to the Time of Expiry purchase any of the Warrants by private agreement or otherwise on such terms and conditions and at such price as the Corporation may in its sole discretion determine.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

All dollar amounts herein are expressed in the lawful money of Canada.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of this          day of April, 2011.

PRETIUM RESOURCES INC.

By:
Authorized Signing Officer

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

EXERCISE FORM

TO:	PRETIUM RESOURCES INC. c/o Computershare Trust Company of Canada 510 Burrard Street 3rd Floor Vancouver, BC V6C 3B9

The undersigned holder of the within Warrants hereby irrevocably exercises the right of such holder to acquire and hereby subscribes for _____________ Common Shares of Pretium Resources Inc. (the “Corporation”) at the Warrant Exercise Price referred to in the attached Warrant Certificate for each such Common Share on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Vancouver, in the Province of British Columbia to the order of Computershare Trust Company of Canada in payment in full of the subscription price of the Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

…	A
The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) at the time of exercise of the Warrants is not a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)), and is not exercising the Warrants on behalf of a person in the United States or a U.S. person; and (iii) did not execute or deliver this exercise form in the United States, unless the person executing the certification on behalf of the Warrantholder is a person described in Rule 902(k)(2) of Regulation S.

…	B
The undersigned holder (i) purchased the Warrants in an offering of units by the Corporation comprised of Common Shares and Warrants on April 8, 2011; and (ii) has provided an executed letter to the Warrant Agent, substantially in the form attached as Schedule “C” to the Warrant Indenture, a copy of which is available upon request from the Warrant Agent or the Corporation.

…	C
The undersigned holder is a professional fiduciary organized, incorporated, or (if an individual) resident in the United States that is purchasing the securities on behalf of a discretionary account or similar account (other than an estate or trust) held for the benefit or account of  a non-U.S. person (within  the  meaning of Regulation S under the U.S. Securities Act of 1933, as amended).

The undersigned hereby directs that the certificate representing said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

Common Shares will not be delivered to any address in the United States unless Box B above is checked.

The undersigned holder understands that unless Box A or Box C above is checked, the certificate representing the Common Shares delivered or issued upon exercise of the Warrants will bear a legend, as set forth in Section 3.4(e) of the Warrant Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

If securities are delivered or issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all exigible taxes and the signature of the holder must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

DATED this                           day of                             , 20          .

[ ] Please check this box if the securities are to be delivered at the office where Warrants are surrendered, failing which the securities will be mailed.

TRANSFER FORM

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANS- FERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

 (Social Insurance Number)

_____________________ of  the  Warrants  registered  in  the  name  of  the  undersigned  transferor represented by the Warrant Certificate.

The undersigned hereby certifies that (i) the Warrants are being sold, assigned or transferred in accordance with applicable securities laws covering any such transaction; and (ii) that the transfer of the Warrants is not being made to, and the offer of the Warrants was not made to, and the person named above is not, a person in the United States or a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of 1933).

DATED this                           day of                                , 20          .

Signature of Warrantholder guaranteed by:

(Signature of Warrantholder)

Authorized Signature Number

NOTES:

(1) The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

(2)  Warrants  shall  only  be  transferable  in  accordance  with  the  Warrant  Indenture  between Pretium Resources Inc. (the “Corporation”) and Computershare Trust Company of Canada (the “Warrant Agent”) dated April 8, 2011, applicable laws and the rules and policies of any applicable stock exchange. Without limiting the foregoing, if the Warrant Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws, this Transfer Form must be accompanied by a properly completed and executed declaration for removal of legend in the form included in subsection 2.2(b) of the Warrant Indenture, together with such other documents or instruments as the Corporation or the Warrant Agent may require, which may include an opinion of counsel of recognized standing, reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

STANDING DIRECTION

TO:	COMPUTERSHARE INVESTOR SERVICES INC. (“COMPUTERSHARE”)

as registrar and transfer agent for the securities of

PRETIUM RESOURCES INC. (THE “COMPANY”)

RE:
Removal of Legend from certain share certificates (the “Shares”) and warrants (the “Warrants” and, together with the Shares, the “Securities”) of Pretium Resources Inc. (the “Legended Securities”) in reliance upon Regulation S of the U.S. Securities Act of 1933, as amended (the “Act”)

In  the  event  that  Computershare  receives  a  request  to  remove  the  following  U.S. restricted-trading legend (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY [IF A WARRANT: AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF PRETIUM RESOURCES INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO PRETIUM RESOURCES INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144A OR RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO PRETIUM RESOURCES INC.

A  NEW  CERTIFICATE  BEARING  NO  LEGEND  MAY  BE  OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC.   AND PRETIUM RESOURCES  INC.,  TO THE  EFFECT  THAT  THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.”

from any Legended Security certificate, Computershare is hereby authorized and directed to remove the U.S. Legend if the seller of the Securities (a “Seller”) submits to Computershare a written request to remove the legend and a declaration for removal of legend in the form included in subsection 2.2(b) of the Warrant Indenture (the “Declaration”) to the satisfaction of an authorized representative of Computershare acting in his or her sole discretion.  The transfer of the Legended Securities is not part of a transaction or series of transactions designed by the Corporation that, although in technical compliance with Regulation S, are in part of a plan or scheme to evade the registration provisions of the Act.

Computershare  is  only  authorized  and  directed  to  remove  the  U.S.  Legend  from Legended Securities if the seller of such Legended Securities provides the Declaration to Computershare. If the seller of the Warrants is unable to deliver the Declaration to Computershare, then Computershare shall not remove the U.S. Legend from the Legended Securities being sold and any share certificates(s) issued pursuant to such a transfer shall bear the U.S. Legend.

The authority granted pursuant to this standing direction shall remain in full force and effect until revoked in writing by the undersigned, such revocation taking effect immediately upon receipt by Computershare of such written notice.

[SIGNATURE PAGE FOLLOWS]

DATED this                                    day of April, 2011.

PRETIUM RESOURCES INC.

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE "C"

FORM OF LETTER TO BE DELIVERED BY ORIGINAL U.S. PURCHASER
UPON EXERCISE OF WARRANTS

Pretium Resources Inc.
#1600 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Attn: Robert Quartermain

- and to -

Computershare Trust Company of Canada as Warrant Agent
510 Burrard Street
3rd Floor
Vancouver, B.C. V6C 3B9
Attn: Manager, Corporate Trust

Dear Sirs:

We are delivering this letter in connection with the purchase of common shares (the “Shares”) of Pretium Resources Inc. (the "Company"), a corporation existing under the laws of British Columbia, upon the exercise of warrants of the Company (“Warrants”), issued under the warrant indenture dated as of April 8, 2011 between the Company and Computershare Trust Company of Canada.

We hereby confirm that:

(i)	we purchased the Warrants in an offering of units by the Company on April 8,2011;

(ii)	we are an “accredited investor” within the meaning of Rule 501 (a)(1),(2),(3),(4),(5),(6),(7) or (8) of Regulation D under the United States Securities Act of 1933 (the “U.S. Securities Act”);

(iii)	we are purchasing the Shares for our own account;

(iv)	we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Shares;

(v)
we are not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any of the Shares, except (A) to the Company,  (B)  outside  the  United  States  in  accordance  with  Rule  904  of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations or (C) within the United States (1) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144A or Rule 144 thereunder, if available, and in compliance with any applicable state securities laws or (2) pursuant to a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws;

(vi)	we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to purchase the Shares; and

(vii)
we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act.  We further understand that any Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of paragraph (d) above.

We acknowledge that you will rely upon our confirmations, acknowledgments and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

(Name of Purchaser)

By:
Name:
Title:
Address:

SCHEDULE "D"

FORM OF SELLER’S CERTIFICATE FOR REMOVAL OF LEGEND

TO:  COMPUTERSHARE INVESTOR SERVICES INC., as registrar, transfer agent and trustee for Pretium Resources Inc.

AND TO:  COMPUTERSHARE TRUST COMPANY OF CANADA, as Warrant Agent

AND TO:  PRETIUM RESOURCES, INC. (the “Company”)

In respect of the proposed sale of _____________ Common Shares or ______________ Warrants of the Company represented by Certificate No. _____________ (the “Securities”) the undersigned certifies  that  the  undersigned  proposes  to  sell  such  Securities  in  reliance  on  Rule  904  of Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”):

1.   check the appropriate box:

… the undersigned is not (i) a distributor (as that term is defined in Rule 902 of Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)), (ii) an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Company, (iii) an affiliate of a distributor, or (iv) acting on behalf of any of the foregoing, or

… (A) the undersigned is an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Company solely by virtue of being an officer or director of the Company, and no selling concession, fee or other remuneration was paid in connection with the offer or sale of the securities of the Company to which this certificate relates (the “Securities”) other than a usual and customary broker’s commission that would be received by a person executing such transaction as agent and (B) the undersigned is neither (i) a distributor, (ii) an affiliate of a distributor, nor (iii) acting on behalf of any of the foregoing,

2.   the sale of such Securities will not be made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the undersigned and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction will be executed in, on or through the facilities of the Toronto Stock Exchange or any other designated offshore securities market, and neither the undersigned nor any person acting on its behalf knows that the transaction has been or will be pre-arranged with a buyer in the United States,

3.   neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts (as that term is defined in Regulation S under the Securities Act) in the United States in connection with the sale of the Securities,

4.  the sale is not a transaction, or part of a series of transactions that, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act,

5.   the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the Securities Act),

6.   the undersigned does not intend to replace the Securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted shares, and

7.   one or more of the following is true: (i) the sale of the Securities will be made after the date that was 40 days after the closing of the private placement pursuant to which the Securities were initially issued; (ii) the undersigned is not a dealer, as defined in Section 2(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, or a person receiving a  selling concession, fee or other remuneration in respect of the Securities; or (iii) the undersigned has complied with the requirements of Rule 904(b)(1) of Regulation S under the U.S. Securities Act.

Except as set forth herein, terms used herein have the meanings given to them by Regulation S under the Securities Act.

The undersigned understands that this Certificate will be relied upon in determining that (i) the sale is exempt from the registration requirements of the Securities Act and (ii) upon the sale, the United  States  restrictive  legend  on  each  of  the  certificates  evidencing  that  portion  of  the Securities sold in such sale may be removed.

Dated:
Name of Seller

By:
Name:
Title: